Exhibit 99.77(d)

ITEM 77D – Policies with Respect to Security Investments

1.           On November 20, 2014, the Board of Trustees of Voya Strategic Income Fund approved a change with respect to the Fund’s name and investment objectives. Effective December 1, 2014, the Fund’s name was changed from Voya Strategic Income Fund to Voya Strategic Income Opportunities Fund. Effective February 9, 2015, the Fund’s investment objectives was deleted and replaced with the following:

INVESTMENT OBJECTIVES

The Fund seeks total return through income and capital appreciation through all market cycles.

2.           On March 12, 2015, the Board of Trustees of Voya Investment Grade Credit Fund approved a change with respect to the Fund’s principal investment strategies to allow the Fund to invest up to 10% in high-yield securities. Effective March 23, 2015, the Fund’s principal investment strategies were revised to include the following:

The Fund may also invest up to 10% of its assets in high-yield (high risk) debt instruments, commonly referred to as “junk bonds” rated at least B by Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc., Fitch Ratings, or if unrated, considered by the Sub-Adviser to be of comparable quality. The Sub-Adviser assigns a security, at the time of purchase, with the lowest rating by the three rating services if the security is rated by more than one rating service.